FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

BY EDGAR AND FACSIMILE

Mr. Andrew Mew
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3377

December 29, 2010

Brazilian Distribution Company
Form 20-F for the year ended December 31, 2009
Commission File No. 001-14626

Dear Mr. Mew:

Brazilian Distribution Company (Companhia Brasileira de Distribuição, the “Company”) has received the Staff’s comment letter dated November 8, 2010 concerning the above-referenced filing on Form 20-F (the “20-F”). The Company advises you as follows regarding your comments.

The Company regrets the length of the time it has taken for it to respond and apologizes for any inconvenience. However, the Company needed significant additional time to reply to the Staff’s comment letter in light of the complex nature of the issues raised by the Staff in its comment letter, which required the Company to thoroughly discuss the comments internally and with its independent accountants.
The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Comment No. 1

We note your response to prior comment five. Please include the explanation you provided us regarding the nature of the line item monetary restatement in a footnote to your table in future filings.

Response to Comment No. 1

We note your Comment No. 1 and we will do as requested in future filings.

SEC Comment No. 2

We note you are continuing to study the issue raised in our prior comment six and await your response.

Response to Comment No. 2

In response to prior Comment No. 6, we respectfully advise you of the following.

Because we believe the transaction under analysis is unique to Brazilian companies, we will start by providing the Staff with some background on the type of transaction that generated the deferred tax asset and the effect on the related shareholders’ equity account.

In 1999, 2002 and 2005, Casino Guichard Perrachon (“Casino”) purchased shares of the Company’s parent company through a series of transactions. These transactions gave Casino joint control of the Company together with the family that founded the Company (the “Diniz Family”), which had previously held sole control of the Company. The series of corporate transactions generated goodwill for tax purposes in the holding companies owned by Casino in Brazil. Casino then effected a reorganization aimed at merging the tax asset related to this goodwill into the Company in order to realize the tax benefit resulting from the tax amortization of the goodwill. The transactions essentially consisted of isolating the deferred tax asset related to the tax goodwill in an entity called Vieri Empreemendimentos e Participações S.A. (prior controlling entity of the Company) and then merging it into Companhia Brasileira de Distribuição. A deferred tax asset was recorded by Companhia Brasileira de Distribuição reflecting the difference between book and tax of the goodwill (because goodwill exists for tax purposes but not for book purposes), As this deferred tax asset was contributed to the Company by Casino, in its capacity as shareholder of the Company, the deferred tax asset was recorded with a corresponding credit to the “Special goodwill reserve” in the amount of R$428,551 in shareholders’ equity in the Company’s books in 2009.

The amortization of the tax goodwill generates a deductible expense within the CBD Group for Brazilian tax purposes. We note that the aforementioned series of corporate transactions are fairly common for large companies in Brazil given the significant tax benefits they provide.

In transactions of this nature, in order to allow the company to take full advantage of the tax benefit involved, the controlling shareholder typically requires consideration in exchange for the deferred tax asset it transferred to the subsidiary.

Under specific regulations regarding Brazilian Corporate law (CVM Instructions no. 319 and 349), the consideration cannot be paid in cash, but rather must be paid in shares of the entity ( i.e., the Company) receiving the tax asset. The number of shares to be issued varies according to the amount of realized tax benefit for the period and the market price of the shares at the time of issuance. In other words, over time, the contributing shareholder will receive a variable number of shares with value equal to the realized tax benefit. In addition, to protect minority shareholders, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) requires the shares to be issued by the entity receiving the tax asset only upon realization of the relevant tax benefit (i.e., as the goodwill generates an actual current tax deduction for the entity). This policy avoids the risk of a controlling shareholder being paid consideration for an asset that is never realized.

We note that for both legal and financial reporting purposes in Brazil, the shareholders’ equity account called “Special Goodwill Reserve” is considered equity of the companies.

Accounting considerations

On adoption of the International Financial Reporting Standards (“IFRS”), the Company analyzed whether the “Special Goodwill Reserve” (an offset to deferred tax assets) should be classified as a liability or be treated as equity. If the transaction gave rise to an obligation to issue a variable number of shares on the part of the subsidiary, this would mean that the credit (offsetting the debit to deferred tax asset recorded upon the restructuring transaction) should be recorded as a liability for IFRS purposes, following IAS 32:

“IAS 32.11 (b) (i) A financial liability is any liability that is (…~~.~~) a contract that will or may be settled in the entity's own equity instruments and is (…) a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity's own equity instruments.”

In analyzing the arrangement under IAS 32, the Company first considered whether there is an obligation to issue shares from legal and regulatory perspectives. We took into account the following factors:

  Due to the joint control of the Company, Casino and the Diniz Family entered into a shareholders' agreement in order to define how Casino would be compensated for contributing its deferred tax asset related to goodwill to the Company, the parties’ jointly controlled subsidiary. Under the shareholders’ agreement, the Diniz Family and Casino agreed that throughout the period that the goodwill amortization deduction generated tax savings for the Company, they would require the Company to issue to Casino a variable number of shares equal to 80% of the tax benefit realized in the period. The Company is an intervening party to this agreement, which means, under applicable Brazilian law, that the Company is aware of and consents to the agreement but is not bound by it and so has no contractual obligation to issue shares. Nonetheless, the Company, when so ordered by the controlling shareholders, would issue the shares but it is not legally responsible for acts agreed-upon by its controlling shareholders; further, if the transaction fails to be executed as a result of any change in law, or any other reason, the Company may not be held responsible. In addition, Casino would have no legal rights to force the Company to issue the shares, pursuant to Article 440 of the Brazilian Civil Code, which is evoked in the shareholders’ agreement. Under these circumstances, the shareholders would need to renegotiate the terms of the agreement with each other, without any involvement byCompany.

  There is no contract in force between the Company and Casino that requires the Company to issue the shares; rather, the agreement that so requires was entered into between the Diniz Family and Casino, as aforementioned.
  Shares are issued and delivered to Casino only if the tax benefit is realized (through the amortization of the related tax goodwill) and if and when the shareholders agree on a shareholders’ resolution that results in the issuance of shares by the Company.
  In addition, the Brazilian Securities Commission’s regulations do not impose an obligation on the Company to issue shares, although they regulate the procedures to be followed should shares be issued in this scenario.

For the reasons explained above and because there is no explicit legal or regulatory requirement for the company to issue shares to its parent as the deferred tax asset is realized, the Company concluded that the offset to deferred tax assets did not represent a liability under IAS 32, but rather, an equity transaction.

Finally, we respectfully note that the term “redeemable” was not properly used in the footnote 24 d) (page F-109) because the shares are not redeemable. We will revise this disclosure in future filings.

SEC Comment No. 3

Please refer to prior comment eight. Your response includes an added explanation of the Brazilian accounting previously applied but does not provide a sufficiently detailed explanation of each of the specific adjustments reflected in your reconciliations. For example only, please explain what comprised the Rossi Business Combination adjustments. If the adjustments represent the difference between lease expenses recognized under Brazilian GAAP and the fair value of the business acquired under IFRS 3, please clarify the fact and quantify the amount of the adjustments. Quantify the amount of the put option recorded under IFRS related to the Assai business combination. Explain why there is a difference in calculation of forfeitures for stock options and the allowance for loan losses in the Miravalles equity pickup. Please refer to Instruction 3 to Item 8 of Form 20-F and paragraph 25 and IG63 of IFRS 1.

Response to Comment No. 3

We provide you below with additional information regarding the reconciling items. The Company believes it is providing adequate details about the GAAP differences pursuant to IFRS 1 requirement especially considering the relative significance of some of these transactions, as further detailed below.

Item (b) – Assai business combination – F-132

Under Brazilian GAAP, the Assai transaction was accounted for at carryover cost, by comparing the acquisition price less the historical carrying amounts of the net assets. The non-controlling interest (formerly referred to as minority interest) was measured as the proportionate share of the acquired entity’s identifiable net assets. The put option on the non-controlling interest was not recorded under Brazilian GAAP, it was rather simply disclosed. It should be noted that the Company settled the put option on July 8, 2009, as further explained in footnote 15 c).

Under IFRS, the Assai transaction was accounted for using the acquisition method under IFRS 3. The put option over the 40% non-controlling interest was recorded as a liability as of January 1 and December 31, 2008; such option was exercised and the remaining 40% interest was acquired in 2009, as further described in footnote 15 c).

As of January 1, 2008, no effect on shareholder’s equity was recorded. The amount of R$(2,103) was recorded as of December 31, 2008, and the amount of R$10,346 was recorded in the income statement for 2008.

	Shareholders' equity
Debit/(Credit)	12/31//2008	1/1/2008
Goodwill recorded under IFRS, net of deferred taxes	164,158	144,719
Put option (liability)	(157,192)	(144,719)
Other	(4,863)	-
Effect in the shareholders' equity	2,103	-

The effect in the 2008 income statement is mainly related to the elimination of minority interest. The income statement effect related to deferred income taxes is included in item (l).

Item (c) – Rossi business combination – F-133

In August 3, 2007, CBD structured a transaction which is accounted for as an operational leasing of assets of 5 stores from Rossi Supermercados (“Rossi”). Under Brazilian GAAP this transaction was accounted for as an operational leasing of five stores from Rossi.

Under IFRS, the transaction was considered as an acquisition of a business under IFRS 3, and accounted for under the acquisition method, since CBD acquired control of the stores and the stores meet the definition of a business. The total acquisition price was approximately R$71,000 and goodwill generated was approximately R$43,700.

The recorded effects on shareholder’s equity were of R$3,539 as of January 1, 2008, R$12,104 as of December 31, 2008, and R$8,565 in the income statement for 2008. These recorded amounts reflect the adjustment of the acquisition method as well as the reversal of the effect of the operating lease accounting under Brazilian GAAP.

Item (f) – Miravalles IFRS equity pick up – F-134

The Company holds a 50% voting interest in Miravalles. The difference in the equity pickup is related to the allowance for loan losses recorded in Brazilian GAAP. Under Brazilian GAAP allowance for loan losses have different requirements from IFRS, in accordance with IAS 39 – “Financial Instruments: Recognition and Measurement.”

Such difference is related to the fact that the accrual under Brazilian GAAP follows the requirements set by the Brazilian Central Bank, which are more formula driven, based on the credit rating classification of each client. Under IFRS, the Company follows IAS 39 requirements to record probable losses.

Item (h) – Goodwill reversal 2008 – F-135

The Company made several business acquisitions in the past, prior to the transition date to IFRS, for which it elected to not apply IFRS 3 (as permitted by IFRS 1); these transactions had resulted in goodwill , which was amortized according to Brazilian GAAP. The difference is related to the fact that goodwill is not amortized under IFRS and, therefore, the amounts related to amortization under Brazilian GAAP were reversed.

Item (i) – Sendas’ minority shareholders elimination – F-135

Under Brazilian GAAP, Sendas has a minority interest, while under IFRS, as explained in Note 15 (d), there is no minority interest.

Item (j) – Stock options – F-135

The adjustment relates to minor differences in the calculation of forfeitures in Brazilian GAAP as compared to IFRS.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Vitor Fagá de Almeida of the Company at (011-55-11) 3886-0421.

Very truly yours,

/s/ José Antônio de Almeida Filippo
José Antônio de Almeida Filippo
Chief Financial Officer

/s/ Vitor Fagá de Almeida
Vitor Fagá de Almeida
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Milbank, Tweed, Hadley & McCloy LLP

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 29, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.